SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of November, 2004

API ELECTRONICS GROUP INC.

(Formerly: Investorlinks.com Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated October 29, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP INC.
(Formerly Investorlinks.com Inc.)

Date:	November 4, 2004	By:	/s/ PHILLIP DEZWIREK
Phillip DeZwirek, Chairman of the Board,
Chief Executive Officer, Treasurer and Director

API ELECTRONICS GROUP CORP.

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Phillip DeZwirek, Chief Executive Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of API Electronics Group Corp. (the “Issuer”) for the interim period ending August 31, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

DATED October 29, 2004.

API ELECTRONICS GROUP CORP.

Per:	“PHILLIP DEZWIREK”
Phillip DeZwirek
Chief Executive Officer

API ELECTRONICS GROUP CORP.

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Claudio Mannarino, Chief Financial Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of API Electronics Group Corp. (the “Issuer”) for the interim period ending August 31, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

DATED October 29, 2004.

API ELECTRONICS GROUP CORP.

Per:	“CLAUDIO MANNARINO”
Claudio Mannarino
Chief Financial Officer

API ELECTRONICS GROUP CORP.

ANNUAL INFORMATION FORM

For Fiscal Year-Ended

May 31, 2004

October 19, 2004

	9.1	Name, Address, Occupation and Security Holding	25

	9.2	Conflicts of Interest	25

10.	TRANSFER AGENTS AND REGISTRARS		26

	10.1	Transfer Agents and Registrars	26

11.	MATERIAL CONTRACTS		26

	11.1	Material Contracts	26

1.	CORPORATE STRUCTURE

1.1	Name and Incorporation

TNK Resources Inc. (“TNK”) was formed by Articles of Incorporation pursuant to the Business Corporations Act (Ontario) on May 1, 1993. TNK has amended it articles three (4) times since its incorporation to allow for a change in the name of the corporation with the final amendment being made on September 1, 2004 which amendment changed the name of the corporation from API Electronics Group Inc. to API Electronics Group Corp. (“API” or the “Company”), the current name of the Company.

The corporate head office of the Company is located at 505 University Avenue, Suite 1400 Toronto, Ontario M5G 1X3.

1.2	Inter-corporation Relationships

The following chart shows the Company’s subsidiaries as at October 18, 2004, and indicates their respective jurisdiction of incorporation and the percentage of voting securities of each subsidiary held or controlled by the Company. None of the subsidiaries indicated has any outstanding non-voting securities.

2.	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three-Year History

The Company is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. The Company amended its article to change its name from Investorlinks.com Inc. to API Electronics Group Inc. in September of 2001 and again in September of 2004, as noted above, to change its name to the current name of the Company.

The past three years have been very difficult for the technology and telecommunication industry. Despite the difficulty, the Company has experienced a 36.6% increase in sales in 2004 and an increase of 184.3% increase in sales in 2003. The increase in 2003 was due primarily to the acquisition of the Filtran Group, as that term is defined below, that added $4,647.361 in sales revenue. The increase in 2004 was due primarily to the February 2003 acquisition of TM II which added sales revenue of $3,143,113 in 2004 compared to the partial year amount of $918,117 in 2003.

API Electronics Inc. (“API Electronics”) has spent more than $400,000 on upgrades to its Hauppauge, New York facility. In addition, it has also put in place its ISO 9001-2000 system. This should enable API Electronics to emerge from the downturn in the technology industry with higher quality standards, improved products, and a lower cost structure. In March, 2004, the Company purchased certain assets of Islip Transformer & Metal Co. Inc., (“Islip”) a private company that supplies critical systems and components to the U.S. Department of

Defense. The acquisition further augments API’s in-demand components and systems for both government and corporate clients.

The telecommunication industry downturn has impacted Filtran Inc. and Filtran Ltd. (together, the “Filtran Group”) and continues to carry uncertainty for demand in the Filtran Group’s sector. The Video DSL market is one area which is experiencing growth and Filtran Group is attempting to enter this market. Filtran Group has focused on overcoming pricing pressures in that market, which it believes is necessary to generate significant sales. To do so, Filtran Group has outsourced the manufacturing of certain products to manufacturers in China and is working closely with them to maintain quality control and decrease the cost to manufacture.

Filtran Group has been aggressively pursuing growth strategies with the hiring of additional sales persons in the United States, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics targeting the military relay market.

In February of 2003, the Company acquired TM Systems II Inc. of Hauppauge, New York (“TM II”). TM II has been in business for over 30 years and supplies the defense sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment.

TM II’s customer base consists primarily of various US government departments, including the US Navy, as well as numerous domestic and foreign corporations. The US government has recently approved significant funds for ongoing defense and homeland security. TM II believes that new domestic orders should increase as a result of this development. Furthermore, foreign country demand may also increase in response to global terror concerns.

2.2	Significant Acquisitions and Significant Dispositions

In March, 2004, the Company purchased certain assets of Islip Transformer & Metal Co. Inc., a private company that supplies critical systems and components to the U.S. Department of Defense. The acquisition further augments API’s in-demand components and systems for both government and corporate clients.

3 .	NARRATIVE DESCRIPTION OF THE BUSINESS

3.1	The Electronic Component and Microelectronic Circuits Industries

The electronic component and microelectronic industries in which API Electronics, Filtran Group and TM Systems do business was one of the fastest growing areas of the economy. A protracted slowdown in spending by virtually all industry sectors compounded by poor consumer confidence levels has created adverse market conditions throughout the past few years. One industry area that has seen increased spending is that of Military and Defense. The US Senate approved over $400 billion in military spending in 2004 and the likelihood is that the military will receive continued support for its initiatives in the near term. These developments may impact the Company greatly as a major supplier to the US Department of Defense and US Department of Defense Subcontractors as 57% of revenue in 2004 was realized in this market. In 2003, 53% of revenue was realized in this market.

The electronic component and microelectronic industries are highly cyclical, and the value of the Company’s business may decline during the “down” portion of these cycles. The markets for API Electronics’ products depend on continued demand in the aerospace, military defense systems, and commercial end-markets and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition. The markets for Filtran Group’s products depend upon continued demand in the military defense, telecommunications, computer, instrumentation and process control end-markets, and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition. The current downturn in the telecommunications industry has negatively affected Filtran Group’s sales. The markets for TM Systems II’s products depend primarily upon continued demand within the

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

military defense industry for its products, which include naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment. In addition, the effects of defense spending increases are difficult to estimate and subject to many sources of delay.

3.2	Business Strategy

API’s business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions.

API Electronics manufactures niche specialty products that major semiconductor manufacturers no longer produce or do not plan on producing in the future. API Electronics has focused on the discontinued parts niche of the electronic component industry since its formation approximately 25 years ago. In support of their goals and objectives, the corporation has focused on maximizing the potential of the various products for which it has become the sole source supplier. Through the implementation of engineering process controls and total quality management principles, the corporation has achieved manufacturing efficiencies and effectiveness via specialization and concentration on these niche products. This strategy has enabled API Electronics to gradually increase its prices, thereby enhancing margins in these sole source offerings.

Filtran Ltd. was incorporated in 1969 to manufacture filters and transformers. Filters are frequency selective networks, usually consisting of a combination of capacitors and inductors or transformers. Widely used in telegraphy and telex networks that worked on the principle of frequency division multiplexing, these analog techniques devices have been superseded by digital transmission methods.

Manufacturers of telecommunications equipment, computers and computer peripherals, process control equipment, power supplies, test equipment, medical devices and similar products use these products. The power rating of these specialty transformers ranges from microwatts in signal transformers to 2,000W—3,000W for laminated power transformers. Filtran Group does not make the larger transformers of the type used in power distribution networks to cities, businesses or private homes.

Many changes have been made to Filtran Group’s product lines over the years. As linear power supplies have been superseded, in most instances, by switched mode designs, Filtran Group has developed a range of ferrite based transformers and inductors for high frequency applications and all the commonly used topologies. Similarly, signal transformers have become smaller and the pulse rate for most digital telecommunications systems has increased dramatically. Many newer products use a number of toroidal transformers or inductors in a miniature flat pack case. The Filtran Group’s products facilitate the power supply in end products such as army field radios and various types of telecommunications equipment.

Filtran Group is aggressively pursuing growth strategies with the hiring of additional sales persons in the United States, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics targeting the military relay market.

TM Systems II manufactures highly engineered products and systems for defense and aerospace applications. The Company’s advanced electronic, electromechanical systems and engineered materials are mission-critical, standard equipment on a wide range of military platforms. TM Systems provides equipment and services that are purchased by the US Department of Defense and military contractors for use by many countries, military forces and governments.

3.3	The Company’s Products

API Electronics’ reputation is that of a preferred supplier of custom replacement parts for critical, fixed-design systems. Such niche products include Varactor tuning diodes, specialty suppressor diodes for the relay market, and custom microelectronic hybrid circuits designed, built and tested to customer specifications. API Electronics also manufactures power and small-signal transistors, silicon rectifiers, zener diodes, high-voltage diodes, and

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

resistor/capacitor networks. All microelectronic products are manufactured using semiconductor, hybrid, and surface-mount technologies or a combination. All methods and processes are controlled and monitored by API’s Quality Assurance programs.

Applications for API Electronics’ semiconductor products include: Telecommunications, Aerospace, Military Defense Systems, Automated Test Equipment, Computing Equipment, Medical Equipment, Robotics, Instrumentation and Automotive Systems. API currently serves a broad group of customers with products and services falling into four main categories: Hybrid Circuit, Power and Small-Signal Transistor, Varactor Tuning Diode and Value-Added Distribution. API’s products facilitate the power supply in end products such as missiles, the space shuttle, F-15 and F-16 fighter planes and B-1 bombers.

Filtran was the first transformer manufacturer in Canada to produce surface mount devices (SMD’s). Millions of these are in use all over the world. Because of the coplanarity requirements of SMD’s the company has invested in automatic equipment to solder these under a blanket of dry nitrogen.

The main demand today for the Filtran Group’s filters is in the ferrite core transformers for ADSL application by the telecommunications industry. By late 2002, inventory levels of this product had been exhausted and there was new demand for this product. The growth rate in this area is substantial and the Company expects this demand to continue in the foreseeable future; however, there is no expectation for overall demand in the telecommunications industry to return to 1999 levels. There is a smaller demand for filters in railway switching and signalling systems. The Company believes that Filtran Group is the only company in North America which still designs and builds filters for sale to others.

Filtran Ltd. and Filtran Inc. have always been custom manufacturers, both building the product to the customer’s print or designing and then building to its specifications. The products include transformers of all kinds from small signal types to large laminated units weighing 50 lb. or more.

Filtran Group builds a wide variety of inductors (chokes) from small signal units up to heavy laminated devices. Filtran also designs and manufactures filters for use by others. Some of these operate at frequencies into the GHz region while others block the ripple from diesel generators delivering several hundred amps at frequencies of a few hundred Hz. Most filters are passive; i.e. they are formed by arrays of inductors and capacitors.

TM II manufactures highly engineered products and systems for defense and aerospace applications. TM II’s advanced electronic, electromechanical systems and engineered materials are mission-critical, standard equipment on a wide range of military platforms. TM Systems provides equipment and services that are purchased by military contractors for use by many countries, military forces and governments.

TM II supplies the defense sector with naval aircraft landing and launching equipment — including Visual Landing Aids (VLA) and the Stabilized Glide Slope Indicator (SGSI) — flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. TM II’s SGSI is an electo-hydraulic-optical landing system and designed for use on air capable and amphibious assault ships. Increasing operational readiness will require the Navy to be independent of land-based command centers. Furthermore, political conflicts have led to a reduction of land-bases available in certain foreign countries.

3.4	Trademarks and Patents

API Electronics is not dependent on patents, licenses, industrial contracts, commercial contracts, financial contracts, or new manufacturing processes in such a manner that such dependence would be material to API’s business or profitability.

Filtran Group is not dependent on patents, licenses, industrial contracts, commercial contracts financial contracts, or new manufacturing processes in such a manner that such dependence would be material to Filtran Group’s business or profitability.

TM II is not dependent on patents, licenses, industrial contracts, commercial contracts, financial contracts, or new manufacturing processes in such a manner that such dependence would be material to the company’s business or profitability.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

3.5	Company’s Customers

API Electronics’ principal markets consist of the government and military markets (approximately 71% of revenues), laboratory and commercial equipment, and other replacement parts (approximately 29% of revenues) during the fiscal year ended May 31, 2004. API Electronics’ customers include government agencies, Departments of Defense, and large military contractors such as Honeywell/Allied Signal, BAE Systems Controls, Deutch Relays, Litton Systems and Lockheed-Martin. Other customers include Raytheon, Northrop Grumman Litton, Alcatel, Tektronics, Racal, Ball Aerospace and the Defense Electronic Supply Center.

The breakdown of revenues by industry of end user for the Filtran Group for the year ended May 31, 2004 is as follows (000’s):

High-end Equipment Manufacturers	$1,651	28.7%
Telecommunications Companies	896	15.6%
Military and Defense	2,679	46.5%
Other	534	9.2%

Total	$5,760	100%

Filtran’s Group’s major customers are as follows:

Harris Corporation, R.F. Communications Division	US
TT EMS	US & UK
ADC Telecommunications	US
Alstom Signalling	US & Brazil
Electronics 2000	UK & Europe
General Dynamics	UK & Canada
Electro Arts Ltd.	Canada
Ross Video	Canada

TM II’s revenues were derived 100% from Military and Defense end users for the year ended May 31, 2004 as follows:

US Dept of Defense	$1,679	54%
US Dept of Defense Subcontractors	781	46%

Total	$3,143	100%

3.6	Sales and Marketing

API Electronics’ customers are located primarily in the United States, Canada, Israel, and certain countries that are members of the North Atlantic Treaty Organization. These are the primary markets in which API competes. The geographical breakdown of revenue for API Electronics for the year ended May 31, 2004 is as follows (000’s):

United States	$2,375	100%

Filtran Group’s customers are located primarily in Canada and the US; however, it sells products to customers in a number of other countries.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

The geographical breakdown of revenues for the Filtran Group for the year ended May 31, 2004 is as follows (000’s):

United States	$746	13%
Canada	5,014	87%

Total	$5,760	100%

TM II’s customers are generally the U.S. Department of Defense and U.S. Department of Defense subcontractors.

The geographical breakdown of revenues for TM Systems for the year ended May 31, 2004 is as follows (000’s):

United States	$3,143	100%

New Products

API Electronics, Filtran Group and TM II have not introduced any significant new products or services in the year prior to the date of this Annual Information Form.

Seasonality

API Electronics, Filtran Group and TM II’s s revenues and business are not, in general, seasonal.

Marketing Channels

API Electronics’ marketing channels consist primarily of the use of an in-house sales manager with a sales staff of two persons, and regional agents who act as independent contractors to API Electronics. API Electronics does not use any special sales methods such as instalment sales.

Filtran Group’s principal markets are the United States and Canada. Filtran Group also sells products in a large number (over 30) of European and Asian countries. Filtran Group sells its products primarily through independent sales representatives and distributors. Over the past five years, Filtran Group has invested in its website, which functions as a sales channel. Filtran Group also is focusing on strengthening its direct sales force. In the fiscal year ended May 31, 2002, Filtran Group hired an experienced internal sales representative and hired a chief engineer in the fourth quarter of the fiscal year ended May 31, 2003. Filtran Group does not use any special sales methods such as instalment sales.

TM II’s principal market is the military/defense industry. The corporation acts as either the Prime Contractor or Subcontractor to this market. Its customers are primarily the US Department of Defense and US Department of Defense Subcontractors.

3.7	The Company’s Facilities

The Company has four manufacturing facilities. The following is the Company’s utilization capacity at each plant as at May 31, 2004:

API Electronics, Inc.	Hauppauge, NY	80%
Filtran Limited	Nepean, Ontario	75%
Filtran Inc.	Ogdensburg, NY	50%
TM Systems II	Bridgeport, CT	90%

The executive offices of the Company and its subsidiary, API Electronics, Inc. are located in leased facilities at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3.

The Company’s wholly-owned subsidiary, API Electronics, Inc., owns outright, without any major encumbrances, a 15,000 square foot manufacturing facility in Hauppauge, New York. The productive capacity

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

of this manufacturing facility is sufficient to meet its present needs and its needs in the foreseeable future. All of API Electronics’ products are produced at this manufacturing facility, which is located at 375 Rabro Drive, Hauppauge, New York 11788. To the Company’s knowledge there are no environmental issues that may affect the Company’s utilization of the assets located at this manufacturing facility.

The executive offices for Filtran Ltd. is located at 229 Colonnade Road, Nepean, Ontario K2E 7K3. Filtran Ltd. owns the facility and there are no outstanding mortgages on the property. The facility is approximately 16,000 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters, inductors and power supplies. Filtran Ltd. received a Certificate of Approval (Air) from the Ministry of the Environment for atmospheric emissions sources at its facility at 229 Colonnade Road. To the Company’s knowledge, except as generally described above, there are no environmental issues that may affect the Company’s utilization of the assets located at this manufacturing facility. The Company believes that the capacity of this manufacturing facility is sufficient to meet the present needs of Filtran Ltd. and its needs in the foreseeable future.

The executive office for Filtran Inc. is located at 102 Ford Street, Bldg 5A, Ogdensburg, NY 13669. Filtran Inc. has a lease to own agreement with the City of Ogdensburg for the facility. Filtran Inc. has financed the “purchase” of this facility. As of August 31, 2004, the outstanding principal balance on the note evidencing such financing was $66,124. The loan is secured by a mortgage on the property. The facility is approximately 16,500 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters and inductors. There are no environmental issues at Filtran Inc. that management is aware of and Filtran Inc. believes it complies with existing environmental regulations and meets existing environmental standards. The Company believes that the capacity of this manufacturing facility is sufficient to meet the present needs of Filtran, Inc. and its needs in the foreseeable future.

TM II has leased facilities located at 345 Railroad Avenue, Bridgeport, Connecticut 06604. The plant in Bridgeport is approximately 2,500 square feet and is used primarily for the manufacture of glide slope indicators and stabilized platform systems. The annual rent for this facility is $27,600. There are no environmental issues at TM System’s facilities that management is aware of. The Company believes that these plants are sufficient to meet the present needs of TM II for the foreseeable future.

During the fiscal year ended May 31, 2003, API Electronics upgraded its manufacturing facility in Hauppauge, New York, and has invested more than $400,000 in its building and equipment. As of the date of this Annual Information Form, the Company does not have any other material plans to construct, expand, or improve its facilities or the facilities of its subsidiaries.

3.8	The Company’s Employees

Phillip DeZwirek

Phillip DeZwirek is a director and the Chairman, Chief Executive Officer and Treasurer of the Company. From August 31, 2001 until the end of the 2001 calendar year, Phillip DeZwirek had been a director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Treasurer of the Company. Phillip DeZwirek has been a director, Chairman of the Board and the Chief Executive Officer of CECO Environmental Corp. since August 1979. Mr. DeZwirek’s principal occupations during the past five years have been serving as Chairman of the Board and Chief Executive Officer of CECO and serving as President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (since 1990). Mr. DeZwirek has also been involved in private investment activities for the past five years.

Date of Birth: December 5, 1937

Current Outside Business Activities:

Chairman of the Board and Chief Executive Officer of CECO Environmental Corp.

President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Thomas W. Mills

On August 31, 2001 Thomas W. Mills became a director and the President and Chief Operating Officer of the Company. Thomas W. Mills is President and Chief Operating Officer of the Company’s wholly-owned subsidiary, API Electronics, Inc. He has worked within the electronics industry since 1967 and has specialized in semiconductors since 1969. His management career has spanned Production Control, Production/Manufacturing, Quality Control/Assurance, Program/Project Operation, and Vice President of Operations. Mr. Mills, who has been with API Electronics, Inc. since 1981, holds an economics degree and has taken courses in Industrial Engineering.

Date of Birth: January 31, 1945

Current Outside Business Activities: None.

Jason DeZwirek

Jason DeZwirek is a director and the Vice-Chairman and Secretary of the Company. From August 31, 2001 until the end of the 2001 calendar year, Jason DeZwirek was a director, Executive Vice President, and Secretary of the Company. Jason DeZwirek has been Vice President and a Director of CECO Environmental Corp. since February 1994 and the Secretary of CECO since February 20, 1998. He also serves as Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. Mr. DeZwirek’s principal occupation since October 1999 has been as Founder and President of Kaboose Inc., a company engaged in the development of interactive educational content. Mr. DeZwirek has also been involved in private investment activities for the past five years.

Date of Birth: September 3, 1970

Current Outside Business Activities:

President of Kaboose Inc.

Vice President, Secretary and Director of CECO Environmental Corp.

Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.

Jerome Rabinowitz

Jerome Rabinowitz has been the Vice President of Sales and Marketing of the Company since August 31, 2001. He has been Vice President-Sales of API since March 1999. Mr. Rabinowitz has been employed in the electronics industry since 1965 and specialized in the semiconductor sector since 1969. He has held management positions in sales, marketing, purchasing, and inventory control. During 1997 and 1998, he was employed by ACI Electronics, Inc. as a marketing director. From March 1998 to March 1999, he was vice president of sales at Knight Electronics.

Date of Birth: January 15, 1943

Current Outside Business Activities: None

Claudio A. Mannarino, B.Comm, C.M.A

Claudio Mannarino is the Chief Financial Officer and Vice President of Finance of the API Electronics Group Corp., with over 10 years of professional accounting and finance experience. He holds a Bachelor of Commerce Degree from the University of Ottawa and is a Certified Management Accountant.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Claudio spent three years as Controller for two divisions of GTC Transcontinental a Canadian publicly traded company on the TSE. After three years in progressive roles at GTC he joined a Project Management Company as a senior accountant, whose role centered on developing long-term business strategies and improving business practices.

In addition to his role at GTC, Claudio started his own business in 1994, which he successfully grew and then sold in 1999.

Claudio joined Filtran in April of 2000. He was later named CFO and VP of Finance for the API Group. His responsibilities include managing the financial reporting function for the API Group, and the finance, human resource and IT departments of the Filtran Group. Claudio has also gained extensive experience in business acquisitions specifically related to due diligence activities and has carried out several initiatives, which have led to significant efficiencies and cost reductions at Filtran.

Date of Birth: April 24, 1970

Current Outside Business Activities: None

Miki Narui, B.A.Sc., P.Eng.

Miki Narui is the Engineering Manager at Filtran, with over thirteen years experience in power electronics, specializing in magnetic component design at Bell Northern Research / Nortel Networks, and later at the Canadian division of Pulse Engineering Ltd as its design center manager.

She graduated from University of Toronto in 1991 with a Bachelor’s degree in Applied Science and Engineering with honours in Electrical Engineering. From 1991 to 1995, she was a Ph.D. candidate and a research and teaching assistant in the Power Systems and Devices Group at the University of Toronto, specializing in the modeling of high power vortex stabilized arc lamps and the accompanying power supplies

Miki Narui joined the Filtran Group in May 2003. As the engineering manager, she is responsible for the development of all varieties of magnetic components and special purpose power supplies from initial quotation stage, to final production run. She supervises a team of four electrical designers, a manufacturing process engineer, a senior power supply designer, a mechanical designer / documentation controller, and a lab technician.

Date of Birth: July 19, 1968

Current Outside Business Activities: None

Arnie Markowitz

Arnie Markowitz is General Manager at Filtran Group. Mr Markowitz has over 20 years of specialized experience in sales and marketing of electronic components and corporate management of electrical and electronic component manufacturers. He graduated from New York University in 1981.

From 1981 through 1984 he was employed as an account executive and sales manager for Tec Electronics a data communications equipment manufacturer and distributor in New York. From 1984 through 1987 he was a territory manager for Tritech Electronics / Bittan Associates an electronic component distributor / representative in New Jersey. From 1988 through 1998 he was worldwide sales manager for Sussex Semiconductor a manufacturer of semiconductors in New Jersey and Florida. From 1999 through 2002 he was a principal in and General Manager of Edal Industries a manufacturer of semiconductors and electronic assemblies in East Haven, Connecticut

Mr. Markowitz joined Filtran Group joined in October 2002 as Director of New Business Development. He was promoted to General Manager in July 2004 upon the retirement of Ian Bolt.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Date of Birth: October 16, 1958

Current Outside Business Activities: None

3.9	Manufacturing, Quality Control and Research and Development

During the fiscal year ended May 31, 2003, the API Electronics’ manufacturing facilities and processes received certification under ISO 9001:2000. The corporation is also compliant under 9100:2001 but has not yet received certification. The corporation is also in the process of obtaining MIL-PRF-19500 (QML-19500) and MIL-PRF-38534 (QML-38534) certification, which will allow the Company to be listed as a Qualified Source of Supply to the United States Defense Electronics Supply Centers (“DESC’s”). This is in addition to the various microelectronic devices API presently supplies to U.S. DESC’s. The United States Department of Defense regulates certification and qualification requirements of the Defense Electronics Supply Centers, while ISO certifications are granted by independent organizations. ISO certifications are recognized on a worldwide basis.

Filtran Group is ISO 9001-2000 certified, which enables it to design, manufacture and sell electronic components with the ISO 9001-2000 designation. This certification recognizes the product under one of the highest measure of quality standards for electronic components. This certification is an international measure and applies to products world-wide.

TM II’s manufacturing facilities and processes are compliant under ISO 9001:2000 but they have not yet received certification.

Raw materials required by API Electronics’ business consist primarily of silicon wafers. A broad market for silicon wafers exists worldwide, and the prices of silicon wafers have not historically been volatile.

The primary raw materials required by Filtran Group’s business consist of cores, bobbins, wire, lamination, tapes (polyamide, polyfilm, masking, copper, glasscloth, antistatic), epoxy, solder tips, varnish, metal plates, PVC insulation, diodes, and circuit boards. Filtran Group’s purchasing policies require the companies to find alternate sources for materials; however, some materials have a single source supplier due to customer specifications or unique construction requirements. Most of Filtran Group’s raw material suppliers are located in the United States. These materials are readily available. The lead time for ordering manufactured materials has decreased to 4 to 6 weeks from up to 24 months during the technology boom. The prices for these materials are relatively stable.

TM II purchases most of its raw materials on a purchase order basis from a number of vendors. Although TM Systems tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with TM Systems’ customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although TM Systems seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause delivery problems.

3.10	Risk Factors

The semiconductor and electronic component industries, including the areas in which API, Filtran Group and TM II do business, are highly competitive. The Company expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Reliance on Defense Spending

The Company is dependent upon the US defense industry and its military subcontractors for the sale of many of its products. While the US government currently plans increases in defense spending, the actual timing and amount of such increases has been occurring at a rate that has been slower than expected. In addition, changes in appropriations and in the national defense policy and decreases in ongoing defense programs could adversely affect the Company’s performance. Such occurrences are beyond the Company’s control. The effects of defense spending increases are difficult to estimate and subject to many sources of delay.

Risks Related to Complexity of Manufacturing Processes

The Company’s manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. The Company’s operations could be materially adversely affected if production at any of its facilities is interrupted for any reason. The Company may experience manufacturing difficulties in the future.

The Company May Not be Able to Develop New Products to Satisfy Changes in Demand

The industries in which the Company operates are dynamic and constantly evolving. The Company cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or that those products or technologies developed by others will not render the Company’s products or technologies obsolete or non-competitive. In addition, to remain competitive the Company must continue to improve manufacturing yields and expand sales. The Company may not be able to accomplish these goals.

Failure to Protect the Company’s Proprietary Technologies or Maintain the Right to Use Certain Technologies May Negatively Affect the Company’s Ability to Compete

The Company relies heavily on its proprietary technologies, which consist primarily of drawings, specifications, and processes purchased from others. The Company’s future success and competitive position may depend in part upon its ability to obtain or maintain protection of certain proprietary technologies used in principal products. The Company generally does not have, nor does it generally intend to apply for, patent protection on any aspect of its technology or its business processes or methods. The Company’s reliance upon protection of some of its technology as “trade secrets” will not necessarily protect it from the use by other persons of its technology, or the use by others of technology that is similar or superior to that which is embodied in the Company’s trade secrets. Others may be able independently to duplicate or improve upon the Company’s technology in whole or in part. The Company cannot assure investors that it will be able to maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on its business. In addition, litigation may be necessary to determine the scope and validity of the Company’s proprietary rights. Obtaining or protecting the Company’s proprietary rights may require the Company to defend claims of intellectual property infringement by its competitors. While the Company currently is not engaged as a defendant in intellectual property litigation that it believes will have a material adverse effect on its business, the Company could become subject to lawsuits in which it is alleged that the Company has infringed upon the intellectual property rights of others.

If any such infringements exist, arise or are claimed in the future, the Company may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change its processes or products or expend significant resources to develop or acquire non-infringing technologies. The Company cannot assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. The Company’s failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on the Company’s operating results and financial condition.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

The Company Must Commit Resources to Product Production Prior to Receipt of Purchase Commitments and Could Lose Some or All of the Associated Investment

The Company sells many of its products pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or cancelled prior to shipment without penalty. As a result, the Company must commit resources to the production of products without any advance purchase commitments from customers. The cancellation or deferral of product orders, the return of previously sold products, or overproduction due to the failure of anticipated orders to materialize, could result in the Company holding excess or obsolete inventory, which could result in inventory write-downs. The Company’s inability to sell products after it has devoted significant resources to them could have a material adverse effect on the Company’s business, financial condition and results of operations.

Variability of the Company’s Manufacturing Yields May Affect the Company’s Gross Margins

The Company’s manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit’s design and the Company’s experience in manufacturing that type of integrated circuit. In the past, the Company has experienced difficulties in achieving planned yields, which have adversely affected the Company’s gross margins.

The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be non-functional, thereby reducing yields. These difficulties include:

•	defects in masks, which are used to transfer circuit patterns onto the Company’s wafers;

•	impurities in the materials used;

•	contamination of the manufacturing environment; and

•	equipment failure.

The manufacture of filters and transformers is a multi-level process. Each component has dependency on the other. Each raw material must yield consistent results or productivity is adversely affected. The difficulties that may be experienced in this process include:

•	impurities in the materials used;

•	equipment failure; and

•	bottlenecks (product cannot move to the next stage until the previous stage is completed).

The manufacturing process for the stabilized Glide Slope Indicator (SGSI) is a unique process in that it is highly reliant on subcontractors. These units are comprised of four major units, three of which are manufactured by separate manufacturing companies.

The difficulties that may be experienced in this process include:

•	defects in subcontractors components;

•	impurities in the materials used;

•	equipment failure; and

•	reliability of subcontractor.

Because a large portion of the Company’s costs of manufacturing these products are relatively fixed, it is critical for the Company to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve the Company’s results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect the Company’s operating results and have done so in the past. Moreover, the Company cannot assure investors that it will be able to continue to improve yields in the future or that it will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, the Company’s results of operations could be materially and adversely affected.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Risks Related to Supply of Materials and Services

The Company purchases most of its raw materials, including silicon wafers, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a purchase order basis from a number of vendors. Although the Company tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with the Company’s customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although the Company seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause the Company to have problems with the delivery of necessary supplies.

Inventories May Become Obsolete

The life cycles of some of the Company’s products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require the Company to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. The life cycles for electronic components have been shortening over time at an accelerated pace. The Company may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for the Company’s products or the estimated life cycles of the end products into which the Company’s products are designed.

The Company’s International Operations and Sales Expose the Company to Material Risks

The Company expects revenues from foreign markets to continue to represent a portion of total revenues. The Company maintains contracts with entities in the United States, Canada, Europe and certain other countries. There are risks inherent in doing business internationally, including:

•	changes in, or impositions of, legislative or regulatory requirements, including environmental regulations and tax laws in the countries in which the Company sells its products;

•	trade restrictions;

•	local economic conditions;

•	transportation delays;

•	work stoppages;

•	economic and political instability;

•	changes in import/export regulations, tariffs and freight rates;

•	difficulties in collecting receivables and enforcing contracts generally;

•	currency exchange rate fluctuations;

•	possibility of involvement in legal proceedings in a foreign country; and

•	terrorism or insurgencies of some sort.

In addition, the laws of certain foreign countries may not protect the Company’s products or intellectual property rights to the same extent as do US and Canadian laws. Therefore, the risk of piracy of the Company’s technology and products may be greater in these foreign countries. Although the Company has not experienced any material adverse effect on its operating results as a result of these and other factors, the Company cannot assure investors that such factors will not have a material adverse effect on the Company’s financial condition and operating results in the future.

Interruptions, Delays or Cost Increases Affecting the Company’s Materials, Parts, Equipment or Subcontractors May Impair the Company’s Competitive Position.

The Company’s manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment, including silicon, mold compounds, lead frames, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a timely basis from third parties. The

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Company’s results of operations could be adversely affected if it is unable to obtain adequate supplies of materials, parts and equipment in a timely manner, or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If any such suppliers experience financial difficulties, the Company could be adversely affected. Although the Company generally uses materials, parts and equipment available from multiple suppliers, it has a limited number of suppliers for some materials, parts and equipment. While the Company believes that alternate suppliers for these materials, parts and equipment are available, an interruption or termination of supply sources could materially impair the Company’s operations.

Some of the Company’s products are assembled and tested by third-party subcontractors. The Company does not have any long-term agreements with these subcontractors. As a result, the Company may not have assured control over its product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, the Company could experience delays in the shipment of its products if it is forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on the Company’s operating results and financial condition. The Company’s operations and ability to satisfy customer obligations could be adversely affected if its relationships with these subcontractors were disrupted or terminated.

Although the Company seeks to reduce its dependence on its sole and limited source suppliers, disruption or termination of any of these sources could occur, and such disruptions or terminations could harm the Company’s business and operating results. In the event that any of the Company’s subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply, its operating results would suffer until alternate subcontractors, if any, became available.

Environmental Liabilities Could Adversely Impact the Company’s Financial Position

United States federal, state and local laws and regulations and federal, provincial and local laws, rules and regulations in Canada, impose various restrictions and controls on the discharge of materials, chemicals and gases used in the Company’s manufacturing processes. In addition, under some laws and regulations, the Company could be held financially responsible for remedial measures if its properties are contaminated or if it sends waste to a landfill or recycling facility that becomes contaminated, even if the Company did not cause the contamination. Also, the Company may be subject to common law claims if it releases substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject the Company to serious liabilities, and could have a material adverse effect on its operating results and financial condition.

In the conduct of the Company’s manufacturing operations, it has handled and continues to handle materials that are considered hazardous, toxic or volatile under US federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

Fluctuations and Changes in Earnings

While API has been in business for approximately 20 years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 1999, 2000, 2002, 2003 and 2004. API may experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; (iv) product obsolescence; (v) availability of adequate supplies; (vi) changes in manufacturing yields; and (vii) general economic conditions.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Dependence on Additional Financing

The Company may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company’s common stock, the Company’s shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Dependence on Key Personnel

The Company is dependent upon a small number of key personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key personnel. The Company will face intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

3.11	Critical Accounting Policies

The Company’s significant accounting policies are fully described in its notes to the consolidated financial statements. Some of API’s accounting policies involve estimates that require management’s judgment in the use of assumptions about matters that are uncertain at the time the estimate is made. Different estimates, with respect to key variables used for the calculations, or changes to estimates, could potentially have a material impact on API’s financial position or results of operations. The development and selection of the critical accounting estimates are described below.

Stock Based Compensation

Effective June 1, 2004, the Company adopted, CICA Handbook Section 3870 – Stock Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, API is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the financial year, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. As the Company had been using the settlement based method of accounting for stock options, the pro-forma cost has not been recorded as an expense for the year ended May 31, 2004. The pro-forma cost for the year ended May 31, 2004 of the fair value of stock options granted subsequent to June 1, 2002 was $1.5 million. The cumulative adjustment on June 1, 2004 will increase Contributed Surplus and decrease Retained Earnings by $1.5 million with no net effect on Shareholders’ Equity. The adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted after June 1, 2002.

Goodwill and Intangible Assets

API accounts for its business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to underlying net assets based on their respective estimated fair values. As part of this allocation process, API must identify and attribute values and estimated lives to the intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Goodwill is initially recorded when the initial purchase price for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized but rather is periodically assessed for impairment. API performs an annual review or more frequently if circumstances indicate that a potential impairment exists, to determine if the recorded goodwill is impaired.

API also reviews amortizable intangible assets for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows.

Inventories

Inventories are valued at the lower of cost and net realizable value. Due provision has been made for slow moving and obsolete inventories. As a result of a high rate of technological change management closely monitors the quality and profile of inventories to identify items which may present a risk. Management reviews inventory items on a regular basis which minimizes overall risk. Estimated unrecoverable amounts are charged to earnings in the period in which the risk is identified.

Receivables

Management follows conservative practices in granting trade credit and diligently practices several credit minimizing techniques. Management regularly reviews the entire accounts receivable portfolio and updates, based on most current available information, its estimate of unrecoverable amounts. The amounts form the basis of the Company’s allowance for doubtful accounts.

Accounting for Income Taxes

Significant management judgment is required in determining API’s provisions for income taxes, API’s income tax assets and liabilities, and any valuation allowance recorded against income tax assets. API operates in multiple geographic jurisdictions, and to the extent that API has profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. In preparing the consolidated financial statements, API is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in future income tax assets and liabilities, which are recorded on the consolidated balance sheet. API assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery is not “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Revenue Recognition

API follows specific guidelines in measuring revenue; however certain judgments affect the application of the policies. Revenue from contracts is recognized using the percentage of completion method. The degree of completion is estimated based on the costs incurred, excluding costs that are not representative of progress to completion as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period when the relevant facts are known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-contract revenue is recognized when the risk and title passes to the customer, which is generally upon shipment of the product.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Amortization of Customer Contracts

During the year ended May 31, 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for the current year of $135,881. The change has been accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change is to increase amortization in the prior year by $48,531, the deficit of the prior year by $48,531 and reduce the current year deficit by $87,350.

Impairment of Long-Lived Assets

Effective June 1, 2004, API will prospectively adopt the new CICA recommendations for the impairment of long-lived assets. A long-lived asset is an asset that does not meet the definition of a current asset. The new standard requires recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Under the new standards, and impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value. The new standard is not expected to have any impact on our consolidated financial position or results of operation on adoption.

Financial Instruments

During 2004 and 2003, the Company did not use financial instruments and did not engage in swaps, futures, or hedging contracts, as the Company’s operations would not normally require use of such instruments.

4.	SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1	Annual Information

Selected consolidated financial information for each of the financial years in the three-year period ending May 31, 2004 is summarized in the following table.

	May 31, 2004	May 31, 2003	May 31, 2002
Total Sales	$11,278,187	$8,253,541	$2,903,120
Net Loss	(342,394)	(597,546)	(857,643)
Per Share (fully diluted and basic)	(0.15)	(0.34)	(0.80)
Total Assets	10,884,184	13,446,690	8,535,159
Total long-term financial liabilities	105,989	232,229	1,299,125
Cash dividends per share	—	—	—

4.2	Dividends

The Company intends to retain its earnings and does not expect to pay dividends on its common shares in the foreseeable future. The Board of Directors of the Company will review this policy from time to time having regard to the Company’s financial condition, its financing requirements and other factors it considers relevant.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

5.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (DESCRIPTION OF CAPITAL STRUCTURE)

Management’s discussion and analysis of the financial condition and results of operations for the financial year ended May 31, 2004 is presented in the Company’s Management’s Discussion and Analysis dated August 31, 2004, which analysis is incorporated by reference herein. As a supplement to the discussion and analysis, please refer to the consolidated financial statements for the years ended May 31, 2004 and May 31, 2003 and to the notes to the consolidated financial statements in the Company’s 2004 Annual Financial Statements, such consolidated statements and such notes being incorporated by reference herein.

6.	MARKET FOR THE NEGOTIATION OF SECURITIES

6.1	Trading place and Volume

The common shares of the Company are listed and posted for trading on the Over-the-Counter Bulletin Board and are traded under the symbol AEGCF.

7.	LEGAL PROCEEDINGS

7.1	Suits or Litigation

As of the date hereof, and to the best of its knowledge, the Company is not subject to any material legal proceedings.

8.	INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

8.1	Interests of Management and others in Material Transactions

No “insider” of the Company, as defined in the Securities Act (Ontario), or associate or affiliate thereof, has any material interest in any transaction completed since the commencement of the Company’s financial year-ended May 31, 2004 or in any proposed transaction which has materially affected or will materially affect the Company.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

9.	DIRECTORS AND EXECUTIVE OFFICERS

9.1	Name, Address, Occupation and Security Holding

Name, Municipality of Residence and Position(s) held with the Company(1)	Principal Occupations During the Past Five Years	Director Since	Number of Company Shares Controlled(1)

Thomas W. Mills Long Island, N.Y. USA President and Director	President and Chief Operating Officer of API Electronics Inc. since 1981.	August, 2001	32,825

Phillip DeZwirek Toronto, Ontario Canada Chairman, Chief Executive Officer, Treasurer and Director	Chairman and Chief Executive Officer of API Electronics Inc. since 1978; Chairman, Chief Executive Officer and Director of CECO Environmental Corp. since August 1979; President of Can-Med Technology, Inc. d/b/a Green Diamond Corp. since 1990. Member of the Company’s Audit Committee.	August, 2001	160,585	(2)

Jason DeZwirek Toronto, Ontario Canada Vice-Chairman, Secretary and Director	Vice President and Director of CECO Environmental Corp. since February, 1994 and Secretary of CECO Environmental Corp. since February 20, 1998. Since October 1999 has been as Founder and President of Kaboose Inc., a company engaged in the development of interactive educational content. Member of the Company’s Audit Committee.	August, 2001	130,590	(3)

Notes:

(1)	The information as to country of residence, principal occupation and number of Common Shares beneficially owned by the nominees (directly or indirectly or over which control or discretion is exercised) is not within the knowledge of management of the Company and has been furnished by the respective individual.

(2)	Can-Med Technology Inc. owns a total of 261,179 Common Shares. Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Phillip DeZwirek. Additionally, Phillip DeZwirek controls Technapower Industries Corporation, which itself holds 16,498 Common Shares.

(3)	Can-Med Technology Inc. owns a total of 261,179 Common Shares. Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Jason DeZwirek.

9.2	Conflicts of Interest

The Company is not aware of any existing or potential material conflicts of interest between the Company and a director or officer of the Company.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

10.	TRANSFER AGENTS AND REGISTRARS

10.1	Transfer Agents and Registrars

Equity Transfer Services Inc. serves as the Company’s transfer Agent and Registrar and their offices are located at Suite 420, 120 Adelaide Street West, Toronto ON M5H 4C3.

11.	MATERIAL CONTRACTS

11.1	Material Contracts

The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the Company’s group is a party, for the fiscal year ended May 31, 2004:

Date	Parties	Type	Terms and Conditions	Consideration
June 1, 2003	The Company and Can-Med Technology (d/b/a Green Diamond Corp.)	Management Services Agreement	Agreement whereby Green Diamond Corp. will provide rental of premises, office equipment and supplies, telecommunications, personnel and management services.	$178,228 annual fees in 2004

March 23, 2004	The Company and Islip Transformer & Metal Co. Inc.	Asset Purchase Agreement	Agreement whereby the Company acquired machinery and equipment and inventory of Islip Transformer & Metal Co. Inc.	$50,000 in cash plus 10% of the amount of confirmed orders

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

NOTICE TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED AUGUST 31, 2004

API ELECTRONICS GROUP CORP.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for API Electronics Group In. have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles consistently applied. The most significant of these policies have been set out in the May 31, 2004 audited consolidated financial statements. These statements are presented on an accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Corporation is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these financial statements have been fairly stated.

Disclosure Required Under National Instrument 51-102 – “Continuous Disclosure Obligations” – Part 4.3(3)(a)

The auditor of API Electronics Group Corp. has not performed a review of the unaudited consolidated financial statements for the three months ended August 31, 2004 and August 31, 2003.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Financial Statements

For the three months ended August 31, 2004

(Expressed in US Dollars)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Balance Sheets

(Expressed in US Dollars)

	August 31 2004 (unaudited)	May 31 2004 (audited)
Assets
Current
Cash and cash equivalents	$438,894	$634,058
Marketable securities (Note 2)	2,214	2,144
Accounts receivable	1,549,552	1,028,508
Inventories (Note 3)	3,275,515	3,262,983
Prepaid expenses	108,894	93,516

	5,375,069	5,021,209
Capital assets (Note 4)	2,999,901	3,000,125
Goodwill	918,529	919,529
Intangible assets (Note 5)	1,818,035	1,943,321

	$11,111,534	$10,884,184

Liabilities and Shareholders’ Equity
Current
Bank indebtedness (Note 6)	$254,480	$128,675
Accounts payable	1,100,099	1,517,304
Deferred revenue	522,411	124,723
Future income tax liability (Note 8)	108,000	108,000
Current portion of long-term debt (Note 7)	51,347	68,654

	2,036,337	1,947,356
Future income tax liability (Note 8)	209,000	209,000
Long term debt (Note 7)	106,014	105,989

	2,351,351	2,262,345

Shareholders’ equity
Share capital (Note 9)	9,449,507	9,449,507
Paid in capital	770,790	770,790
Contributed surplus (Note 9 (e))	2,121,956	25,000
Cumulative foreign exchange translation adjustment	299,052	254,708
Deficit	(3,881,122)	(1,878,166)

	8,760,183	8,621,839

	$11,111,534	$10,884,184

On behalf of the Board:

(signed) JASON DEZWIREK

(signed) PHILLIP DEZWIREK

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Operations and Deficit

(Expressed in US Dollars)

	Three Months Ended August 31
unaudited	2004	2003
Sales	$2,852,267	$2,434,080
Cost of sales	1,965,318	1,817,785

Gross profit	886,949	616,295

Expenses
Business development	15,971	35,975
Selling expenses	282,521	187,175
General and administrative	708,447	542,998

	1,006,939	766,148

Operating Income (Loss)	(119,990)	(149,853)

Other (Income) Expenses
Other expense (income) (includes loss (gain) on foreign currency exchange of $2,432; 2003 –($6,173))	2,432	(52,984)
Interest expense	3,578	23,651

	6,010	(29,333)

Net Income (loss) before income taxes	(126,000)	(120,520)
Income taxes (Note 8)	—	509

Net income (loss) for the period	(126,000)	(121,029)
Deficit, beginning of period,	(1,878,166)	(1,487,241)
Fair value of stock options granted and warrants modified - Cumulative adjustment at June 1, 2004 (Note 9(e))	(1,876,956)	—

Deficit, end of period	$(3,881,122)	$(1,608,270)

Loss per share–basic and diluted (Note 12)	$(0.05)	$(0.05)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Three Months Ended August 31
unaudited	2004	2003
Cash provided by (used in)
Operating activities
Net loss for the period	$(126,000)	$(121,029)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	213,318	220,371
Stock options expensed	235,000	—
Gain on sale of marketable securities	—	(41,868)
Loss on sale of land and building	—	16,243
Net change in non-cash working capital balances (Note 10)	(544,451)	708,322

	(222,133)	782,039

Investing activities
Purchase of capital assets	(74,963)	(63,192)
Proceeds on sale of land and building	—	108,186
Proceeds on sale of marketable securities	—	192,694

	(74,963)	237,688

Financing activities
Issue of share capital	—	435,000
Bank indebtedness advances (repayments)	119,771	75,000
Long-term debt repayments	(17,282)	(114,102)

	102,489	395,898

Foreign exchange gain (loss) on cash held in foreign currency	(557)	(422)

Net increase (decrease) in cash	(195,164)	1,415,203
Cash, beginning of period	634,058	1,561,199

Cash, end of period	$438,894	$2,976,402

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

Nature of Business	API Electronics Group Corp.’s (“the Company”) business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisitions

On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. (“Filtran USA”), a private company incorporated under the laws of the State of New York; Filtran Limited (“Filtran Canada”), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited (“CDL”), a private company incorporated under the laws of Canada, and Tactron Communications (Canada) Limited (“TCCL”), a private company incorporated under the laws of Ontario. On June 1, 2003 CDL, TCCL and Filtran Canada were amalgamated under the name Filtran Canada. Filtran USA and Filtran Canada are known collectively as the “Filtran Group”. The Filtran Group’s business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1 (a) to the financial statements.

On May 23, 2002 the company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003 “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. TM II’s business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1(b) to the financial statements.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

Principles of Consolidation	The consolidated financial statements include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II and the Filtran Group.

Basis of Presentation	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Contract Revenue	Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue	Non-contract revenue is recognized when risk and title passes to the customer, which is generally upon shipment of the product.

Marketable Securities	Temporary investments are stated at the lower of cost and market value.

Inventory	Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets	Capital assets are recorded at cost less accumulated amortization and are amortized using the straight-line basis over the following years:

Buildings	20 years
Computer equipment	3 years
Computer software	3 years
Furniture and fixtures	5 years
Machinery and equipment	Ranging from 5 to 10 years
Vehicles	3 years
Website development	3 years

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

Goodwill	Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as of August 31, 2004.

Intangible Assets	Intangible assets that have a finite life are amortized using the following basis over the following period:

Non-compete agreements	Straight line over 5 years
Customer contracts	Based on income earned

Income taxes	The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Foreign Currency Translation	The Company’s functional currency is United States Dollars and the consolidated financial statements are stated in United States dollars, “the reporting currency”. Integrated operations have been translated from Canadian dollars into United States dollars at the year-end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the period.

Self-sustaining operations are translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet.

Accounting Estimates	The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

Stock-Based Compensation Plans	Effective June 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based methods.

The Company has a stock-based compensation plan, which is described in note 9. No compensation expense is recognized for these plans when stock or stock options are issued to employees or directors. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense is recognized using the fair value-based method when stock options are issued to non-employees.

Section 3870 requires disclosure of pro forma earnings and pro forma earnings per share as is if the fair value method had been used to account for employee stock options. Effective June 1, 2004, API required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the financial year, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet.

Research and Development Expenses	Research and development expenses are recorded at net of applicable investment tax credits.

Financial Instruments	The Company’s financial instruments include certain instruments with short-term maturity and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

The Company carries out a portion of transactions in foreign currencies. Included in the Company’s cash, marketable securities, accounts receivable and accounts payable are balances denominated in Cdn dollars in the amounts as at August 31, 2004 of $330,100 (May 31, 2004 - $428,055), $2,921 (May 31, 2004 - $2,921), $713,021 (May 31, 2004 - $809,235), and $709,914 (May 31, 2004 - $973,229).

As at August 31, 2004 there were no significant differences between the carrying amounts and the fair values of the Company’s financial instruments unless otherwise noted.

Cash and Cash equivalents	Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with original maturities of three months or less.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

1. (a)	Business Acquisition

The following business combinations were accounted for using the purchase method, whereby the fair market values of the net assets of the businesses acquired are reflected in the Company’s balance sheet as at the period end.

On May 31, 2002, the Company acquired all of the issued and outstanding shares of the Filtran Group of companies for $2,996,547 (Cdn $4,100,000). The purchase price was satisfied through payment of cash in the amount of $1,042,277 and a promissory note given in the amount of $1,954,270 (Cdn $3,000,000). Also incurred were professional fees in connection with the acquisition in the amount of $327,065 giving a total acquisition cost of $3,323,612.

The net assets acquired at fair value, as at May 31, 2002 are as follows:

Cash	$101,623
Current assets	1,204,202
Capital assets	1,984,492
Current liabilities	(507,256)
Long-term liabilities	(217,690)
Future income tax liabilities	(530,000)

Fair value of tangible net assets	2,035,371
Non-compete agreement	325,712
Goodwill	962,529

Total cost of acquisition	$3,323,612

(b)	Incorporation and Asset Purchase

On May 23, 2002, the Company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003, “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. The purchase price was satisfied through payment of cash in the amount of $1,500,000 and a promissory note given in the amount of $1,475,652 with interest of 1.65% per annum and payable on or before February 6, 2004. Also incurred were professional fees in connection with the acquisition in the amount of $21,958 giving a total acquisition cost of $2,997,610.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

(b)	Incorporation and Asset Purchase (continued)

The assets acquired at fair value, as at February 6, 2003 are as follows:

Capital assets	$25,120
Inventory - parts and supplies	288,009
Inventory - work in progress	468,697

Fair value of tangible net assets	781,826
Customer contracts	1,715,784
Non-compete agreement	500,000

Net assets acquired	$2,997,610

TM II is required to pay an additional 10% of gross revenue for certain contracts specified in the asset purchase agreement.

(c)	Asset Purchase Agreement

On March 31, 2004, the Company entered into an agreement to purchase certain assets of Islip Transformer & Metal Inc. The assets include certain Department of Defense contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $50,000 plus 10% of the amount of confirmed orders received pursuant to the terms of the contract.

The assets acquired at fair value, as at March 31, 2004 are as follows:

Inventory	$10,000
Machinery and Equipment	39,000
Goodwill	1,000

Fair value of assets acquired	$50,000

2.	Marketable Securities

	Market Value	August 31 2004	May 31 2004
Shares in venture issuers	$13,756	$2,214	$2,144

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollar)

(Unaudited)

August 31, 2004 and 2003

3.	Inventories

	August 31 2004	May 31 2004
Raw Materials	$766,647	$779,685
Work in Process	1,103,380	1,334,236
Finished Goods	1,405,488	1,149,062

	$3,275,515	$3,262,983

4.	Capital Assets

	August 31, 2004
	Cost	Accumulated Amortization	Net Book Value
Land	$412,518	$—	$412,518
Buildings	2,286,204	401,500	1,884,704
Computer equipment	111,443	87,996	23,447
Computer software	144,278	93,367	50,911
Furniture and fixtures	82,050	48,429	33,621
Machinery and equipment	1,908,282	1,343,373	564,909
Vehicles	45,489	18,267	27,222
Web site development costs	30,826	28,257	2,569

	$5,021,090	$2,021,189	$2,999,901

	May 31, 2004
	Cost	Accumulated Amortization	Net Book Value
Land	$410,905	$—	$410,905
Buildings	2,223,445	356,124	1,867,321
Computer equipment	100,905	76,191	24,714
Computer software	133,493	77,049	56,444
Furniture and fixtures	76,655	41,235	35,420
Machinery and equipment	1,873,128	1,282,049	591,079
Vehicles	24,342	15,237	9,105
Web site development costs	30,826	25,689	5,137

	$4,873,699	$1,873,574	$3,000,125

Included in machinery and equipment is $168,449 (May 31, 2004 - $168,449) of property held under capital leases. Depreciation and amortization expense related to capital assets amounted to $105,968 (2003 - $91,646). Of this amount $37,982 (2003 - $50,216) was included in cost of sales.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

5.	Intangible Assets

	August 31 2004	May 31 2004
Non-compete agreements	$858,712	$858,712
Less: Accumulated amortization	(311,070)	(268,134)
Customer contracts (Note 1(c))	1,715,784	1,715,784
Less: Accumulated amortization	(445,391)	(363,041)

	$1,818,035	$1,943,321

Amortization expense related to intangible assets amounted to $107,350 (2003 - $128,725).

6.	Bank Indebtedness

The Company’s wholly owned subsidiary, API Electronics has a working capital line of credit of $500,000. API Electronics has borrowed $65,000 (May 31, 2004 - $100,000) against this line of credit as at May 31, 2004. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

On June 1, 2004 Filtran established a line of credit in the amount of $734,000 ($1,000,000 Cdn$) with a major Canadian bank. The interest on any borrowed funds is charged at prime. The agreement also includes a $33,000 lease agreement, which allows Filtran to carry forward the loan payable (a demand loan as of May 31, 2004), due to the Bank of Nova Scotia (Note 6). The interest on the line will be charged at prime plus 1%. The Royal Bank of Canada has a GSA and a 1st Collateral Mortgage on Filtran’s assets and building. Filtran has borrowed $189,480 as at August 31, 2004 (May 31, 2004 - $28,675)

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

7.	Long-term Debt

	August 31 2004	May 31 2004
Mortgage payable, secured by real estate, repayable in blended monthly installments of $3,133 at an interest rate of 8.75%	58,113	66,124
Various equipment capital leases, with monthly lease payments of $3,760 including interest at approximately 9%, secured by the leased assets	99,248	108,519

	157,361	174,643
Less: Current portion	51,347	68,654

	$106,014	$105,989

The long-term debt repayable over the next five fiscal years is as follows:

2005 (9 months)	$51,372
2006	70,416
2007	31,348
2008	2,195
2009	2,030

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

8.	Income Taxes

The significant components of future income tax assets consist of the following as at May 31, 2004:

	May 31 2004	May 31 2003
Future income tax assets
Loss carry forwards	$564,000	$624,000
Other	18,000	15,000
Unrealized foreign exchange loss	141,000	117,000
Marketable securities	89,000	77,000
Intangible assets	294,000	176,000
Capital assets	38,000	29,000

	1,144,000	1,038,000

Future income tax liabilities
Capital assets	(457,000)	(381,000)
Non-compete agreement	(45,000)	(47,000)
Inventory	(108,000)	(108,000)

	(610,000)	(536,000)

Valuation allowance	(851,000)	(858,000)

	$(317,000)	$(356,000)

A reconciliation between income taxes provided at actual rates and at the basic rate of 35.63% (May 31, 2003 – 37.79%) for federal and provincial taxes is as follows:

	May 31 2004	May 31 2003
Net Loss	$(388,729)	$(597,546)

Recovery of income tax at statutory rates	$(138,504)	$(225,813)
Change in taxes resulting from:
Change in tax rates and other	99,169	(51,600)
Change in valuation allowance	(7,000)	236,000

Income taxes	$(46,335)	$(41,413)

The Company and its subsidiaries have non-capital losses of approximately $1,560,000 to apply against future taxable income. These losses will expire as follows: $601,000 in 2009, $713,000 in 2010 and $246,000 in 2011.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

9.	Share Capital

(a)	Authorized

Unlimited special shares

Unlimited common shares

(b)	Issued Common Shares

	Number of Shares	Consideration
Balance at May 31, 2002	1,490,381	$4,642,007
Shares issued upon private placement - June 2002	50,000	1,175,000
Shares issued upon exercise of stock options	20,000	120,000
Shares issued upon private placement - February 2003	692,500	2,770,000
Shares issued upon exercise of warrants	6,250	37,500

Balance at May 31, 2003	2,259,131	8,744,507
Shares issued upon exercise of warrants	125,000	705,000

Balance at May 31, 2004 and August 31, 2004	2,384,131	$9,449,507

(c)	Warrants

Common shares purchase warrants (“Warrants”)

As at August 31, 2004 the following Warrants are outstanding and exercisable:

Number Outstanding	Share for Warrants	Exercise Price	Expiry Date
134,958	1 for 1	4.50	February 28, 2005
164,958	1 for 1	7.50	August 30, 2005
245,000	1 for 1	6.00	February 28, 2005

The continuity of common share purchase warrants is as follows:

Warrants outstanding, May 31, 2002	352,583
Issued:
- Re: Private Placement - June 2002	50,000
- Re: Private Placement - February 2003	346,250
Exercised:
- Re: Private Placement - February 2003	(6,250)
Expired:
- Re: Private Placement	(22,667)

Warrants outstanding, May 31, 2003	719,916
Exercised:
- Re: Private Placement – February 2003	(125,000)

Warrants outstanding, May 31, 2004	594,916
Expired – June 2004	(50,000)

Warrants outstanding, August 31, 2004	544,916

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

9.	Share Capital (continued)

(d)	Stock Options:

On August 1, 2003, the board of directors of the Company authorized a new stock option plan (“2003 Option Plan”) for directors, officers, employees, and consultants of the Company and its subsidiaries, which reserves an aggregate of 460,326 Common Shares for issuance on the exercise of such options. The 2003 Option Plan supplants and replaces the Company’s then existing 1995 stock option plan (“Former Plan”). The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares at any one point in time. The maximum term of any option granted is five years. The 2003 Option Plan was approved by the Company stockholders at the 2003 Annual Meeting.

As at August 31, 2004 the following options are outstanding:

Issued to	Number Outstanding	Exercise Price	Expiry Date
Directors	5,000	$4.50	August 31, 2006
Directors	5,000	$7.50	August 31, 2006
Directors	440,000	$3.50	July 26, 2009
Consultant	50,000	$12.00	December 31, 2004

The continuity of stock options is as follows:

	Number of Options	Weighted Average Price
Options outstanding, May 31, 2002	32,500	$7.30
Cancelled: February 2003	(2,500)	(23.50)
Exercised: December 2002	(10,000)	(4.50)
January 2003	(10,000)	(7.50)

Options outstanding, May 31, 2003	10,000	6.00
Issued: January 2004	440,000	6.00
Issued April 1, 2004	100,000	10.00

Options outstanding, May 31, 2004	550,000	$6.70
Cancelled – July 26, 2004	(440,000)	(6.00)
Reissued – July 26, 2004	440,000	3.50
Expired: August, 2004	(50,000)	(8.00)

Options outstanding and exercisable - August 31, 2004	500,000	4.40

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

9.	Share Capital (continued)

(e)	Stock Based Compensation

Effective June 1, 2004, The Company will adopt, CICA Handbook Section 3870 – Stock Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, API is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the financial year, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. As the Company had been using the settlement based method of accounting for stock options, the pro-forma cost has not been recorded as an expense for the year ended May 31, 2004. The pro-forma cost for the year ended May 31, 2004 of the fair value of stock options granted and warrants modified subsequent to June 1, 2002 was $1,876,956. The cumulative adjustment on June 1, 2004 increased Contributed Surplus and decrease Retained Earnings by $1,876,956 with no net effect on Shareholders’ Equity. The adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted and warrants modified after June 1, 2002.

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant of options using the following assumptions:

	August 31, 2004	May 31, 2004
Risk free interest rate (%)	2.48	2 to 3.97
Expected volatility (%)	68	68
Expected life (in years)	4.45 to 5	0.37 to 4.667
Expected dividend yield (%)	0	0

On July 26, 2004, 440,000 options were cancelled and 440,000 new options were issued with a new expiry date and exercise price. The difference between the value of the new options and the value of the cancelled options just before cancellation has been calculated as $220,000 under Black-Scholes and recognized as compensation expense during the period ended August 31, 2004 ( 2003 - $Nil). Contributed Surplus has been increased in the amount of $220,000.

On April 1, 2004 the Company granted 100,000 options to a consultant. The fair value of 50,000 vested options has been recognized during the year ended May 31, 2004 in the amount of $10,000. The remaining 50,000 vested in August 2004 and the fair values of those options were recognized as compensation expense in the amount of $15,000 during this period ended August 31, 2004 (2003 - $Nil).

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

10.	Cash Flow Information

(a)	Changes in non-cash working capital are as follows:

	August 31, 2004	August 31, 2003
Accounts receivable	$(503,922)	$205,762
Inventory	22,079	(234,550)
Unbilled revenue	—	243,379
Prepaid expenses	(28,571)	(27,583)
Accounts payable	(431,725)	(76,832)
Deferred revenue	397,688	598,146

	$(544,451)	$708,322

(b)	Supplemental Cash Flow Information

	August 31, 2004	August 31, 2003
Cash paid for interest	$3,578	$23,651

(c)	Non-Cash Transaction

	August 31, 2004	August 31, 2003
Options granted to employees	$220,000	$—

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

11.	Related Party Transactions

(a) Included in general and administrative expenses are consulting fees of $9,011 (2003 - $11,632) to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $45,841 (2003 - $35,280) to a company in which two of the directors are also directors of the Company.

(b) Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $6,322 (May 31, 2004 - $11,437)

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

12.	Per Share Data

The weighted average number of shares issued and outstanding for the period ended August 31, 2004 was 2,384,131 (2003 – 2,295,318.)

13.	Economic Dependence

Accounts receivable consist principally of amounts due from the US Department of Defence, US Department of Defence subcontractors, and commercial/industrial users.

Although, the U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company’s revenue, management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

14.	Commitments and Contingencies

(a)	Rent

The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2004.

2005 (9 months)	$29,502
2006	21,959
2007	9,427
2008	4,221

Included in selling expenses are rental charges on these leases of $6,900 (2003 - $8,382).

(b)	401(k) Plan

During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee’s eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the period ended August 31, 2004, the Company incurred $6,090 (May 31, 2004 - $8,652) as its obligation under the terms of the plan. Of this amount $6,090 (2003 - $Nil) has been charged to general and administrative expenses.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

August 31, 2004 and 2003

15.	Comparative Figures

Comparative figures have been reclassified to conform to the current period presentation.

16.	Subsequent events

On July 19, 2004 the company announced that the directors had approved a ten for one reverse split of the company’s shares. All share and per share figures have been presented to reflect this change as if it occurred before the period end. On September 15, 2004 the company will changed its name to API Electronics Group Corp. to facilitate the reverse split as per Ontario Corporate Law.

Management’s Discussion and Analysis

For the First Quarter Ended August 31, 2004

October 15, 2004

The following sets out management’s discussion and analysis of our financial condition and results of operations for the three months ended August 31, 2004 and 2003. All financial information is presented in US Dollars. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The management’s discussion and analysis should be read in conjunction with our annual consolidated financial statements and the accompanying notes for the year ended May 31, 2004.

Management’s discussion and analysis is comprised of the following:

• Forward Looking Information	• Risk Factors and Risk Management

• Corporate Overview	• Related Party Transactions

• Results of Operations	• Proposed Transactions

• Quarterly Financial Information	• Critical Accounting Estimates

• Liquidity and Capital Resources	• Changes in Accounting Policies

• Off Balance Sheet Arrangements	• Financial Instruments

• Share Capital	• Outlook

Forward Looking Information

Certain information in this MD&A and in other public announcements by the Company is forward-looking and is subject to important risks and uncertainties. Forward information includes information concerning the Company’s future financial performance, business strategy, plans, goals and objectives.

Factors which could cause actual results to differ materially from current expectations include, among other things, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits; competitive conditions in the business in which the Company participates; changes in Defense spending; general economic conditions and normal business uncertainty; fluctuations in foreign currency exchange rates; and changes in laws, rules and regulations applicable to the Company.

The Company does not update forward-looking statements should circumstances or management’s assumptions, expectations, or estimates change.

Corporate Overview

API Electronics Group Corp. (“API” or “Company”) is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. The corporate office of the Company is located in Toronto, Canada. Overviews of its subsidiaries are discussed below:

•

API Electronics, Inc. of Hauppauge, New York (“API Electronics”) is a leading designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The company is a leading supplier of defence electronic components to the U.S. Department of Defence and its subcontractors as well as having a strong commercial user base. In March, 2004, the Company purchased certain assets of Islip Transformer & Metal Co. Inc.

(“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defense. The acquisition further augments API’s in-demand components and systems for both government and corporate clients.

•	Filtran Inc. of Ogdensburg, New York and Filtran Limited of Nepean, Ontario, Canada (“Filtran Group”). Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The Company acquired Filtran Group in May 2002. The acquisition broadened API’s product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

•	TM Systems II Inc. of Hauppauge, New York (“TM II”). In business for over 30 years, TM II supplies the defence sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. The Company acquired TM II in February 2003 thereby expanding API’s core-military and defence-related electronics business. TM II also maintains a manufacturing facility in Bridgeport, Connecticut.

API Electronics believes that new orders should increase as a result of the new military budget approved by the US Government. The Company has spent more than $400,000 on upgrades to its Hauppauge, New York facility. In addition it has also put in place its ISO 9000-2000 system. This should enable API Electronics to emerge from the downturn in the technology industry with higher quality standards, improved products, and a lower cost structure.

The telecommunication industry downturn has impacted Filtran Group and continues to carry uncertainty for demand in that sector. The Video DSL market is one area which is experiencing growth and Filtran Group is attempting to enter this market. Filtran Group is focused on overcoming pricing pressures in that market, which it believes is necessary to generate significant sales. To do so, Filtran Group has outsourced the manufacturing of certain products to manufacturers in China and is working closely with them to maintain quality control and decrease the cost to manufacture.

Filtran Group is aggressively pursuing growth strategies with the hiring of additional sales persons in the United States, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics targeting the military relay market.

TM II’s customer base consists primarily of various US government departments, including the US Navy, as well as numerous domestic and foreign corporations. The US government has recently approved significant funds for ongoing Defense and homeland security. TM II believes that new domestic orders should increase as a result of this development. Furthermore, foreign country demand may also increase in response to global terror concerns.

TM II’s Stabilized Glide Slope Indicator (SGSI) is an electo-hydraulic-optical landing system and designed for use on air capable and amphibious assault ships. Increasing operational readiness will require the Navy to be independent of land-based command centers. Furthermore, political conflicts have led to a reduction of land-bases available in certain foreign countries.

API’s business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions.

The Company’s objectives are to seek long-term stable growth for all of its operating segments (API Electronics, Filtran Group, and TM II) through continuous capital investment, employing today’s production methods and technologies, and by demanding uncompromising quality control.

Results of Operation

Sales Revenue

Sales by Subsidiary	August 31, 2004	August 31, 2003	%age Change
API Electronics	$901,164	$737,104	+22.3%
Filtran Group	$1,251,105	$1,085,014	+15.3%
TM II	$699,998	$611,962	+14.4%

	$2,852,267	$2,434,080	+17.2%

API recorded strong sales growth in 2004 as total sales revenue increased by 17.4% over 2003.

API Electronics sales revenues increased by 22.3% in 2004 and this was attributed to improved market conditions and the addition of Islip to the sales mix.

Filtran Group saw sales revenue increase by 15.3% in 2004. The increase was attributed to increased demand for their products in the Defense sector.

TM II recorded sales revenue levels in 2004 that were 14.4% greater than 2003. The increase was attributed primarily to TM II having increased demand for their products in the Defence sector.

The Company operates in two reportable segments which are distinguished by geographical location in Canada and the United States. Both segment manufacture electronic components

Sales by Geographic Segment	August 31, 2004		August 31, 2003
	Canada	United States	Canada	United States
Sales Revenue	$1,060,134	$1,792,133	$921,670	$1,521,240

The sales revenue increase year over year was realized each in the two geographical reporting segments.

API saw United States sales increase by 18.5% from $1,521,240 in 2003 to $1,792,133 in 2004 and Canada sales increase by 15.0% from $921,670 in 2003 to $1,060,134 in 2004.

Cost of Goods Sold and Gross Margin

Gross Margin by Segment Company	August 31, 2004	August 31, 2003	%age Change
API Electronics	32.1%	25.5%	+6.6%
Filtran Group	21.2%	16.5%	+4.7%
TM II	40.6%	41.4%	-0.8%

Overall	31.1%	25.3%	5.8%

The Company’s overall gross margin was 31.1% of sales in 2004 and a substantial increase from the 25.3% gross margin posted in 2003. Accordingly, the overall cost of sales was 68.9% in 2004 compared to 74.7% in 2003.

API Electronics posted a gross margin improvement by 6.6% in 2004 to the 16.6% level. The increase resulted from improved manufacturing efficiencies and a favourable product mix. Filtran Group saw their gross margin increase to 21.2% in 2004 from the 16.5% margin posted in 2003. The 21.2% gross margin is more in line with historical levels. TM II’s gross margin saw a slight decrease of 0.8% to 40.6% in 2004.

The major components of Cost of Sales are as follows:

	2004	%age of sales	2003	%age of sales
Manufacturing Labour	$408,020	14.3%	$336,952	13.9%
Manufacturing Overhead	$837,847	29.4%	$651,644	26.8%

As a percentage of sales, each of the 2004 Manufacturing Labour and 2004 Manufacturing Overhead were reasonably in line with their comparative percentage of sales in 2003.

Selling Expenses

Selling expenses increased to $282,521 for the three months ended August 31, 2004 from $187,175 for the three months ended August 31, 2003. As a percentage of sales the 2004 selling expenses came in at 9.9% an increase over the 7.7% posted in 2003.

The major components of Selling Expenses are as follows:

	2004	%age of sales	2003	%age of sales
Payroll Sales	$108,685	3.8%	$90,248	3.7%
Commissions	$83,712	2.9%	$15,480	0.6%

The overall increase in Selling Expenses was attributed to higher sales revenue in 2004. As a percentage of sales, the 2004 Payroll Sales was reasonably in line with their comparative percentage of sales in 2003. Commissions expense increased in 2004 as a result of contractual obligations under recent acquisitions whereby specific percentages of future sales orders are payable.

General and Administrative Expenses

General and administrative expenses increased to $708,447 for 2004 from $542,998 incurred during 2003. As a percentage of sales, the 2004 general and administration expenses were 24.8% and this was consistent with the 22.3% posted in 2003.

The major components of General and Administrative Expenses are as follows:

	2004	2003	$ Change
Officer Salary	$51,050	$84,918	$(33,868)
Rent and Management Fees	$45,841	$42,974	$2,867
Compensation Expense	$235,000	$—	$235,000
Office Salary	$50,397	$60,299	$(9,902)

Officer salary expense decreased to $51,050 in 2004 from $84,918. This was attributed to the retirement of two individuals at TM II in 2004.

Rent and management fees increased slightly to $45,841 in 2004 from $42,974 in 2003. A new management services agreement became effective June 1, 2003 whereby a related corporation will provide executive office space, office equipment and supplies, telecommunications, personnel, and management services to the Company.

Compensation expense represents the fair value of stock options granted and vested during the period and is a new accounting requirement under Section 3870 of the CICA Handbook effective June 1, 2004 for the Company. On July 26, 2004, 440,000 options were cancelled and 440,000 new options were issued with a new expiry date and exercise price. The difference between the value of the new options and the value of the cancelled options just before cancellation has been calculated as $220,000 under Black-Scholes and recognized as compensation expense during the period ended August 31, 2004. In addition, on April 1, 2004 the Company granted 100,000 options to a consultant. The fair value of 50,000 vested options has been recognized during the year ended May 31, 2004 in the amount of $10,000. The remaining 50,000 vested in August 2004 and the fair values of those options were recognized as compensation expense in the amount of $15,000 during the period ended August 31, 2004.

Office salary decreased to $50,397 in 2004 from $60,299 in 2003. This was attributed primarily to personnel services at head office now being covered by the management services agreement referred to above.

Business Development

Business development expense decreased to $15,971 in 2004 from $35,975 in 2003. In the first few years as a public company, large expenditures on investor relations were considered critical to gain shareholder and investor awareness of the Company. While this continues to be important, expenditures in this area were scaled back in 2004.

Amortization

Amortization increased slightly to $175,336 during the three months ended August 31, 2004 from the $170,155 amount for the three months ended August 31, 2003.

Other Income and Expense

Other income during the quarter was an expense amount of $2,432 for the year the three months ended August 31, 2004 compared to income of $52,984 for the three months ended August 31, 2003. The component in 2004 was the loss on foreign exchange of $2,432. The major components in 2003 were the gain on sale of marketable securities of $41,868, loss on sale of land and building in the amount of $16,243, interest and investment income of $21,186, and a gain on foreign exchange of $6,173.

Other expense relates to interest on long-term debt and the Company saw a decrease from $23,651 in 2003 to $3,578 in 2004. The decrease was attributed to lower debt levels in 2004.

Operating Income (Loss)

The Company posted operating income (loss) for the three months ended August 31, 2004 of ($119,990) a substantial improvement over the operating income (loss) of ($149,853) for the three months ended August 31, 2003.

Net Loss

The Company incurred a net loss for the three months ended August 31, 2004 of $126,000($0.05/share) compared to a net loss of $121,029($0.05/share) for three months ended August 31, 2003.

Quarterly Financial Information

Two-Year Summary by Quarter (Unaudited)

	May 31, 2003			May 31, 2004				May 31, 2005
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Sales Revenue	$1,802,716	$2,079,512	$2,729,718	$2,434,080	$2,886,715	$2,861,572	$3,095,820	$2,852,267
Net Income (Loss)	$(20,498)	$(176,877)	$(308,322)	$(121,029)	$26,703	$(12,446)	$(235,622)	$(126,000)
Loss, basic and diluted per share	$(0.01)	$(0.10)	$(0.17)	$(0.05)	$0.01	$(0.01)	$(0.10)	$(0.05)

On July 19, 2004 the Company announced that the directors approved a ten for on reverse split of the Company’s common shares. All share and per share figures have been presented to reflect this change as if it occurred before the period end.

During period ended August 31, 2004, the Company continued to see quarterly year-over-year revenue growth.

The Company’s revenues are not, in general, seasonal.

Liquidity and Capital Resources

Liquidity

At August 31, 2004, the Company had cash reserves of $438,894 compared to $634,058 as at May 31, 2003.

The following table identifies the Contractual Obligations of the Company as at August 31, 2004.

	Total	Less Than 1 year	1 to 3 years	4-5 years	After 5 Years
Capital Lease Obligations	$99,248	$26,239	$68,784	$4,225	$—
Mortgages Payable	$58,113	$25,108	$33,005	$—	$—
Operating Leases	$65,109	$29,502	$31,386	$4,221	$—

Total Contractual Obligations	$222,470	$80,849	$133,175	$8,446	$—

At August 31, 2004 working capital totalled $3,338,732 compared to $3,073,853 at May 31, 2004. The current ratio at August 31, 2004 increased to 2.64:1 from the 2.58:1 ratio as at May 31, 2004. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 0.98:1 at August 31, 2004 – a slight increase from the 0.85:1 posted at May 31, 2004.

As at August 31, 2004, the Company’s working capital was sufficient to meet the Company’s current requirements.

Inventory rose 0.4% from $3,262,983 as at May 31, 2004 to $3,275,515 as at August 31, 2004. Accounts receivable increased 50.7% from $1,028,508 as at May 31, 2004 to $1,549,552 as at August 31, 2004. Accounts payable decreased 27.5% from $1,517,304 at May 31, 2004 to $1,100,099 as at August 31, 2004.

Long-term debt (current and long-term portion) decreased from $174,643 at May 31, 2004 to $157,361 at August 31, 2004.

The debt to equity ratio (current & long-term debt to shareholder’s equity) was 0.27 as at August 31, 2004 compared to 0.26 as at May 31, 2004.

Total assets increased to $11,111,534 at August 31, 2004 from $10,884,184 as at May 31, 2004.

Cash generated (used) in operating activities decreased to $(222,133) for three months ended August 31, 2004 compared to $782,039 for the three months ended August 31, 2003. This was attributed to increased investment in non-cash working capital.

The major source of cash in 2004 was provided through bank indebtedness advances of $119,771.

The major source of cash in 2003 was provided through the issue of common shares in the amount of $435,000, bank indebtedness advances of $75,000, proceeds on sale of marketable securities of $192,694, and proceeds on sale of land and building of $108,186.

The major use of cash during 2004 was the purchase of capital assets in the amount of $74,963, and the repayment of long-term debt in the amount of $17,282.

The major use of cash in 2003 was the purchase of capital assets of 63,192 and long-term debt repayments in the amount of $114,102.

Capital Resources

The Company’s subsidiary API Electronics has a working capital line of credit of $500,000. At August 31, 2004, the corporation had borrowed $65,000 against this line. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

The Company’s subsidiary Filtran Limited has a line of credit of $734,000. The credit is secured by a general security agreement and a first collateral mortgage on Filtran Limited’s asset and building. The bank indebtedness bears interest at prime plus 1%. At August 31, 2004, the corporation had borrowed $189,480 against this line.

The Company is not committed to any significant capital expenditures at present.

API believes that cash flows from operations, funds available under its credit facilities and other sources of cash will be sufficient to meet its anticipated cash requirements.

Off Balance Sheet Arrangements

During 2004 and 2003, the Company did not use Off Balance Sheet Arrangements.

Share Capital

As of August 31, 2004 there were 2,384,131 common shares issued and outstanding, 544,916 warrants outstanding at exercise prices ranging from $6.00 to $30.00 with remaining average contractual lives of 0.62 years, 500,000 stock options outstanding at exercise prices ranging from $4.50 to $12.00 with remaining average contractual lives of 4.4 years.

On July 19, 2004 the company announced that the directors had approved a ten for one reverse split of the Company’s common shares. All share and per share figures have been presented to reflect this change as if it occurred before the period end.

Risk Factors and Risk Management

The Semiconductor and Electronic Components Businesses Are Highly Competitive and Increased Competition Could Reduce the Value of an Investment in the Company

The semiconductor and electronic component industries, including the areas in which API, Filtran Group and TM Systems do business, are highly competitive. The Company expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices.

Reliance on Defense Spending

The Company is dependent upon the US defense industry and its military subcontractors for the sale of many of its products. While the US government currently plans increases in defense spending, the actual timing and amount of such increases has been occurring at a rate that has been slower than expected. In addition, changes in appropriations and in the national defense policy and decreases in ongoing defense programs could adversely affect the Company’s performance. Such occurrences are beyond the Company’s control. The effects of defense spending increases are difficult to estimate and subject to many sources of delay.

New Technologies Could Result in the Development of Competing Products and a Decrease in Demand for the Company’s Products

The failure of either the Company or any of its subsidiaries to develop new technologies or to react to changes in existing technologies could materially delay their development of new products (which for API are typically adaptations of existing products formerly manufactured by others), which could result in decreased revenues and/or a loss of the Company’s market share to competitors.

Growth-Related Risks

The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Growth and expansion activities are subject to a number of risks, including:

•	Unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;

•	Delays in bringing new product equipment on-line;

•	Delays in supplying products to our existing customers; and

•	Unforeseen environmental or engineering problems relating to existing or new facilities.

These and other risks may affect the ultimate cost and timing of our present or future expansion of our capacity.

The inability of the Company to manage its growth could have a material adverse impact on its business, operations and prospects.

Risks Related to Complexity of Manufacturing Processes

The Company’s manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. The Company’s operations could be materially adversely affected if production at any of its facilities is interrupted for any reason. The Company may experience manufacturing difficulties in the future.

The Company May Not be Able to Develop New Products to Satisfy Changes in Demand

The industries in which the Company operates are dynamic and constantly evolving. The Company cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or those products or technologies developed by others will not render the Company’s products or technologies obsolete or noncompetitive. In addition, to remain competitive the Company must continue to improve manufacturing yields and expand sales. The Company may not be able to accomplish these goals.

The introduction of new products presents significant business challenges because product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	product performance;

•	the quality and reliability of the product; and

•	effective marketing, sales and service.

The failure of our products to achieve market acceptance due to these or other factors could harm our business.

Our Products May be Found to be Defective, Product Liability Claims May Be Asserted Against Us and We May Not Have Sufficient Liability Insurance.

One or more of our products may be found to be defective after shipment, requiring a product replacement, recall or a software fix which would cure the defect but impede performance of the product. We may also be subject to product returns which could impose substantial costs and harm our business.

Product liability claims may be asserted with respect to our technology or products. Although we currently have insurance, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims.

Failure to Protect the Company’s Proprietary Technologies or Maintain the Right to Use Certain Technologies May Negatively Affect the Company’s Ability to Compete

The Company relies heavily on its proprietary technologies, which consist primarily of drawings, specifications, and processes purchased from others. The Company’s future success and competitive position may depend in part upon its ability to obtain or maintain protection of certain proprietary technologies used in principal products. The Company generally does not have, nor does it generally intend to apply for, patent protection on any aspect of its technology or its business processes or methods. The Company’s reliance upon protection of some of its technology as “trade secrets” will not necessarily protect it from the use by other persons of its technology, or the use by others of technology that is similar or superior to that which is embodied in the Company’s trade secrets. Others may be able independently to duplicate or improve upon the Company’s technology in whole or in part. The Company cannot assure investors that it will be able to maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on its business. In addition, litigation may be necessary to determine the scope and validity of the Company’s proprietary rights. Obtaining or protecting the Company’s proprietary rights may require the Company to defend claims of intellectual property infringement by its competitors. While the Company currently is not engaged as a defendant in intellectual property litigation that it believes will have a material adverse effect on its business, the Company could become subject to lawsuits in which it is alleged that the Company has infringed upon the intellectual property rights of others.

If any such infringements exist, arise or are claimed in the future, the Company may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change its processes or products or expend significant resources to develop or acquire non-infringing technologies. The Company cannot assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. The Company’s failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on the Company’s operating results and financial condition.

The Company Must Commit Resources to Product Production Prior to Receipt of Purchase Commitments and Could Lose Some or All of the Associated Investment

The Company sells many of its products pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or canceled prior to shipment without penalty. As a result, the Company must commit resources to the production of products without any advance purchase commitments from customers. The cancellation or deferral of product orders, the return of previously sold products, or overproduction due to the failure of anticipated orders to materialize, could result in the Company holding excess or obsolete inventory, which could result in inventory write-downs. The Company’s inability to sell products after it has devoted significant resources to them could have a material adverse effect on the Company’s business, financial condition and results of operations.

Variability of the Company’s Manufacturing Yields May Affect the Company’s Gross Margins

The Company’s manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit’s design and the Company’s experience in manufacturing that type of integrated circuit. In the past, the Company has experienced difficulties in achieving planned yields, which have adversely affected the Company’s gross margins.

The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties include:

•	defects in masks, which are used to transfer circuit patterns onto the Company’s wafers;

•	impurities in the materials used;

•	contamination of the manufacturing environment; and

•	equipment failure.

The manufacture of filters and transformers is a multi-level process. Each component has dependency on the other. Each raw material must yield consistent results or productivity is adversely affected. The difficulties that may be experienced in this process include:

•	impurities in the materials used;

•	equipment failure; and

•	bottlenecks (product cannot move to the next stage until the previous stage is completed).

The manufacturing process for the stabilized Glide Slope Indicator (SGSI) is a unique process in that it is highly reliant on subcontractors. These units are comprised of four major units, three of which are manufactured by separate manufacturing companies.

The difficulties that may be experienced in this process include:

•	defects in subcontractors components;

•	impurities in the materials used;

•	equipment failure; and

•	reliability of subcontractor.

Because a large portion of the Company’s costs of manufacturing these products are relatively fixed, it is critical for the Company to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve the Company’s results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect the Company’s operating results and have done so in the past. Moreover, the Company cannot assure investors that it will be able to continue to improve yields in the future or that it will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, the Company’s results of operations could be materially and adversely affected.

Risks Related to Supply of Materials and Services

The Company purchases most of its raw materials, including silicon wafers, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a purchase order basis from a number of vendors. Although the Company tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with the Company’s customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although the Company seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause the Company to have problems with the delivery of necessary supplies.

Inventories May Become Obsolete

The life cycles of some of the Company’s products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require the Company to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. The life cycles for electronic components have been shortening over time at an accelerated pace. The Company may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for the Company’s products or the estimated life cycles of the end products into which the Company’s products are designed.

The Company’s International Operations and Sales Expose the Company to Material Risks

The Company expects revenues from foreign markets to continue to represent a portion of total revenues. The Company maintains contracts with entities in the United States, Canada, Europe and certain other countries. There are risks inherent in doing business internationally, including:

•	changes in, or impositions of, legislative or regulatory requirements, including environmental regulations and tax laws in the countries in which the Company sells its products;

•	trade restrictions;

•	local economic conditions;

•	transportation delays;

•	work stoppages;

•	economic and political instability;

•	changes in import/export regulations, tariffs and freight rates;

•	difficulties in collecting receivables and enforcing contracts generally;

•	currency exchange rate fluctuations;

•	possibility of involvement in legal proceedings in a foreign country; and

•	terrorism or insurgencies of some sort.

In addition, the laws of certain foreign countries may not protect the Company’s products or intellectual property rights to the same extent as do US and Canadian laws. Therefore, the risk of piracy of the Company’s technology and products may be greater in these foreign countries. Although the Company has not experienced any material adverse effect on its operating results as a result of these and other factors, the Company cannot assure investors that such factors will not have a material adverse effect on the Company’s financial condition and operating results in the future.

Delays in Production, Implementing New Production Techniques or Resolving Problems Associated with Technical Equipment Malfunctions Could Adversely Affect the Company’s Manufacturing Efficiencies

The Company’s manufacturing efficiencies will be an important factor in its future profitability, and the Company cannot assure investors that it will be able to maintain or increase its manufacturing efficiencies. The Company’s manufacturing processes are highly complex, require advanced and costly equipment, and are continually being modified in an effort to improve yields and product performance. The Company may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities, or changing process technologies, any of which could result in a loss of future revenues. The Company’s operating results also could be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

Interruptions, Delays or Cost Increases Affecting the Company’s Materials, Parts, Equipment or Subcontractors May Impair the Company’s Competitive Position.

The Company’s manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment, including silicon, mold compounds, lead frames, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a timely basis from third parties. The Company’s results of operations could be adversely affected if it is unable to obtain adequate supplies of materials, parts and equipment in a timely manner, or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If any such suppliers experience financial difficulties, the Company could be adversely affected. Although the Company generally uses materials, parts and equipment available from multiple suppliers, it has a limited number of suppliers for some materials, parts and equipment. While the Company believes that alternate suppliers for these materials, parts and equipment are available, an interruption or termination of supply sources could materially impair the Company’s operations.

Some of the Company’s products are assembled and tested by third-party subcontractors. The Company does not have any long-term agreements with these subcontractors. As a result, the Company may not have assured control over its product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, the Company could experience delays in the shipment of its products if it is forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on the Company’s operating results and financial condition. The Company’s operations and ability to satisfy customer obligations could be adversely affected if its relationships with these subcontractors were disrupted or terminated.

Although the Company seeks to reduce its dependence on its sole and limited source suppliers, disruption or termination of any of these sources could occur, and such disruptions or terminations could harm the Company’s business and operating results. In the event that any of the Company’s subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply, its operating results would suffer until alternate subcontractors, if any, became available.

Environmental Liabilities Could Adversely Impact the Company’s Financial Position

United States federal, state and local laws and regulations and federal, provincial and local laws, rules and regulations in Canada, impose various restrictions and controls on the discharge of materials, chemicals and gases used in the Company’s manufacturing processes. In addition, under some laws and regulations, the Company could be held financially responsible for remedial measures if its properties are contaminated or if it sends waste to a landfill or recycling facility that becomes contaminated, even if the Company did not cause the contamination. Also, the Company may be subject to common law claims if it releases substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject the Company to serious liabilities, and could have a material adverse effect on its operating results and financial condition.

In the conduct of the Company’s manufacturing operations, it has handled and continues to handle materials that are considered hazardous, toxic or volatile under US federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

Fluctuations and Changes in Earnings

While API has been in business for approximately 20 years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 1999, 2000, 2002, 2003 and 2004. API may experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; (iv) product obsolescence; (v) availability of adequate supplies; (vi) changes in manufacturing yields, and (vii) general economic conditions.

Dependence on Additional Financing

The Company may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company’s Common Stock, the Company’s shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Risks Related to Fire, Natural Disaster, Other Disasters, and Equipment Problems

If a fire, natural disaster or any other catastrophic event prevents the Company or any of its subsidiaries from operating their factories for more than a few days, the Company’s revenues and financial condition could be severely impacted. The Company has four manufacturing facilities located in different locations and although it is unlikely that a fire, natural disaster or similar occurrence would affect all such facilities, the loss of the use of one of these facilities would negatively impact the Company. In addition, it is possible that a catastrophic event such as the attacks of September 11, 2001, could impact all facilities for some period of time. There are a number of foundries which, given appropriate lead times, could meet some of the Company’s fabrication needs. However, in the event the Company has to use such foundries, it cannot guarantee that it will be able to meet its customers’ required delivery schedules. Because of the unique nature of the Company’s manufacturing processes, it would be difficult for the Company to arrange for independent suppliers to produce semiconductors, microelectronic circuits, bobbins, cores, diodes or other electronic components in a short period of time. While the Company believes that it has sufficient manufacturing capacity to meet its near term plans, prolonged problems with the equipment at any of the facilities could cause the Company to miss its production goals.

Dependence on Key Personnel

The Company is dependent upon a small number of key personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key personnel. The Company will face intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Related Party Transactions

(a) Included in general and administrative expenses are consulting fees of $9,011 (2003 - $11,632) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $45,841 (2003 - $35,280) paid to a company in which two of the directors are also directors of the Company.

(b) Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $6,322 (2003 - $11,437).

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

Proposed Transactions

There is no proposed asset or business acquisitions that require discussion.

Critical Accounting Estimates

Our significant accounting policies are fully described in the notes to the consolidated financial statements. Some of API’s accounting policies involve estimates that require management’s judgment in the use of assumptions about matters that are uncertain at the time the estimate is made. Different estimates, with respect to key variables used for the calculations, or changes to estimates, could potentially have a material impact on API’s financial position or results of operations. The development and selection of the critical accounting estimates are described below.

Goodwill and Intangible Assets

We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill is initially recorded when the initial purchase price for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized but rather is periodically assessed for impairment. We perform an annual review or more frequently if circumstances indicate that a potential impairment exists, to determine if the recorded goodwill is impaired.

We also review amortizable intangible assets for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows.

Inventories

Inventories are valued at the lower of cost and net realizable value. Due provision has been made for slow moving and obsolete inventories. As a result of a high rate of technological change management closely monitors the quality and profile of inventories to identify items which may present a risk. Management reviews inventory items on a regular basis which minimizes overall risk. Estimated unrecoverable amounts are charged to earnings in the period in which the risk is identified.

Receivables

Management follows conservative practices in granting trade credit and diligently practices several credit minimizing techniques. Management regularly reviews the entire accounts receivable portfolio and updates, based on most current available information, its estimate of unrecoverable amounts. The amounts form the basis of the Company’s allowance for doubtful accounts.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. In preparing the consolidated financial statements, the Corporation is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in future income tax assets and liabilities, which are recorded on the consolidated balance sheet. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery is not “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Revenue Recognition

We follow specific guidelines in measuring revenue, however certain judgments affect the application of the policies. Revenue from contracts is recognized using the percentage of completion method. The degree of completion is estimated based on the costs incurred, excluding costs that are not representative of progress to completion as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period when the relevant facts are known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience. Non-contract revenue is recognized when the risk and title passes to the customer, which is generally upon shipment of the product.

Changes in Accounting Policies

Stock Based Compensation

Effective June 1, 2004, The Company will adopt, CICA Handbook Section 3870 – Stock Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, API is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the financial year, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. As the Company had been using the settlement based method of accounting for stock options, the pro-forma cost has not been recorded as an expense for the year ended May 31, 2004. The pro-forma cost for the year ended May 31, 2004 of the fair value of stock options granted and warrants modified subsequent to June 1, 2002 was $1,876,956. The cumulative adjustment on June 1, 2004 increased Contributed Surplus and decrease Retained Earnings by $1,876,956 with no net effect on Shareholders’ Equity. The adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted and warrants modified after June 1, 2002.

Amortization of Customer Contracts

During the year ended May 31, 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for the current year of $135,881. The change has been accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change is to increase amortization in the prior year by $48,531, the deficit of the prior year by $48,531 and reduce the current year deficit by $87,350.

Impairment of Long-Lived Assets

Effective June 1, 2004, API will prospectively adopt the new CICA recommendations for the impairment of long-lived assets. A long-lived asset is an asset that does not meet the definition of a current asset. The new standard requires recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Under the new standards, and impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value. The new standard is not expected to have any impact on our consolidated financial position or results of operation on adoption.

Financial Instruments

During 2004 and 2003, the Company did not use financial instruments and did not engage in swaps, futures, or hedging contracts, as the Company’s operations would not normally require use of such instruments.

Outlook

API has entered fiscal 2005 solidly positioned for strong performance. The US Senate has approved over $400 billion in military spending for 2004 and the likelihood is that the military will continue to receive support for its initiates in the near term. These developments may impact the Company greatly as a major supplier to the US Department of Defence and US Department of Defence Subcontractors. Recent world events have brought Defence to the top of many country’s agendas. The fundamentals are positive and may bring the Company opportunities for the revenue to grow in 2005.

Your management team will continue to focus on cost controls, cash flow and continue to integrate its recent acquisitions and maximize synergies.